QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on July 9, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CACHE, INC.
(Exact name of registrant as specified in its charter)

FLORIDA	59-1588181
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1460 BROADWAY
NEW YORK, NEW YORK 10036
(212) 575-3200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

BRIAN WOOLF
CHIEF EXECUTIVE OFFICER
CACHE, INC.
1460 BROADWAY
NEW YORK, NEW YORK 10036
(212) 575-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

MICHAEL R. LITTENBERG, ESQ.	NEIL GOLD, ESQ.
SCHULTE ROTH & ZABEL LLP	FULBRIGHT & JAWORSKI L.L.P.
919 THIRD AVENUE	666 FIFTH AVENUE
NEW YORK, NY 10022	NEW YORK, NY 10103
PHONE: (212) 756-2000	PHONE: (212) 318-3000
FAX: (212) 593-5955	FAX: (212) 318-3400

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☒    333-96717

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF SHARES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE(2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE(3)

Common stock, $.01 par value	3,766,000	$18.00	$59,061,800	$5,324.60

(1)
Includes 491,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)
This Registration Statement relates to the Registrant's Registration Statement on Form S-2 (Registration No. 333-76717) (the "Prior Registration Statement"). In accordance with Rule 462(b) of the Securities and Exchange Commission's Rules and Regulations under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price of securities eligible to be sold under the Prior Registration Statement ($49,233,800) is carried forward to this Registration Statement and an additional amount of securities, having a proposed maximum offering price of $9,828,000 is registered hereby.
(3)
$795.09 is paid pursuant to this Registration Statement. The remaining $4,529.51 is carried forward from the Prior Registration Statement, for which a filing fee in such amount was paid at the time of registration.

        IN ACCORDANCE WITH RULE 462(B) OF SECURITIES AND EXCHANGE COMMISSION'S RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT INCORPORATES BY REFERENCE THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-2 (REGISTRATION NO. 333-76717) TO WHICH THIS REGISTRATION STATEMENT RELATES.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, as of July 8, 2003.

CACHE, INC.
By:	/s/ BRIAN WOOLF Brian Woolf Chairman of the Board & Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated, on the 8th day of July, 2003.

Name and Signature	Title	Date

/s/ BRIAN WOOLF Brian Woolf	Chairman of the Board/ Chief Executive Officer	July 8, 2003
/s/ THOMAS E. REINCKENS Thomas E. Reinckens	President/Chief Operating Officer/Director (principal financial and accounting officer)	July 8, 2003
* Arthur S. Mintz	Director	July 8, 2003
* Andrew M. Saul	Director	July 8, 2003
* Joseph E. Saul	Director	July 8, 2003
* Morton J. Schrader	Director	July 8, 2003
*By:	/s/ THOMAS E. REINCKENS Thomas E. Reinckens Attorney-in-fact

INDEX TO EXHIBITS

        The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein.

Exhibits

1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of the Company and amendments thereto(2)
3.2	Bylaws of the Company(1)
5.1	Opinion of Akerman Senterfitt
10.1	Lease, dated May 13, 1993, between the Company, as Tenant, and Robert H. Arnow, as Landlord, for the Company's offices at 1460 Broadway, New York, New York(3)
10.2	1994 Stock Option Plan of the Company(4)
10.3	Form of Option Agreement relating to Options issued under the 1994 Stock Option Plan(4)
10.4	2000 Stock Option Plan of the Company(9)
10.5	Form of Option Agreement relating to Options issued under the 2000 Stock Option Plan(10)
10.6
Second Amended and Restated Revolving Credit Agreement, dated as of August 26, 1996 (the "Credit Agreement"), between Fleet Bank, N.A. (Successor in interest to National Westminster Bank, New Jersey) and the Company(5)
10.7	Security Agreement, dated as of August 26, 1996 (the "Security Agreement"), between the Company and Fleet Bank, N.A.(5)
10.8	Form of Promissory Note made by each of Roy Smith and Thomas Reinckens to the order of the Company, in an amount equal to $170,000 and $80,000, respectively(4)
10.9	Amended and Restated Asset Purchase Agreement, dated August 10, 1998 between Lillie Rubin Fashions, Inc. and the Company(6)
10.10	Master Amendment, dated July 19, 1999, to Revolving Credit Agreement and Security Agreement(7)
10.11	Employment Agreement, dated September 28, 2000, between the Company and Brian Woolf(8)
10.12	Second Master Amendment, dated November 21, 2002, to Revolving Credit Agreement and Security Agreement(12)
11.1	Statement regarding computation of per share earnings
16.1	Letter of Arthur Andersen LLP dated June 12, 2002 regarding change in certifying accountant(11)
23.1	Consent of KPMG LLP
23.2	Notice Regarding Lack of Consent of Arthur Andersen LLP(12)
24	Power of Attorney (included on signature page to Prior Registration Statement)*

*
Previously filed in connection with Registration on Form S-2 (Registration No. 333-76717) and incorporated by reference.

(1)
Incorporated by Reference to the Company's Registration Statement on Form S-18, dated December 29, 1980.

(2)
Incorporated by Reference to the Company's Current Report on Form 8-K, dated September 15, 1993.

(3)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 1994.

(4)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(5)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996.

(6)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999.

(7)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000.

(8)
Incorporated by Reference to the Company's Annual Report or Form 10-K for the fiscal year ended December 30, 2000.

(9)
Incorporated by Reference to the Company's Definitive Proxy Statement filed on September 18, 2001.

(10)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001.

(11)
Incorporated by Reference to the Company's Current Report on Form 8-K, dated June 12, 2002.

(12)
Incorporated by Reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

QuickLinks

SIGNATURES
INDEX TO EXHIBITS